Thunder Power Holdings, Inc.

221 W 9th St #848

Wilmington, Delaware 19801

BY EDGAR

March 7, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn:	Thomas Jones
Jay Ingram

RE:	Thunder Power Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 29, 2025

Mr. Jones and Mr. Ingram:

Thunder Power Holdings, Inc. (the “Company”), a Delaware corporation, hereby submits this letter in response to the comments set forth in that certain letter dated February 14, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the preliminary proxy statement on Schedule 14A that the Company filed with the Commission on January 29, 2025.

The Company is responding to the Staff’s comments by filing Amendment No. 1 to the proxy statement (“Amendment No. 1”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment General

We note that your proxy statement asks shareholders to consider and vote on a proposal to approve the issuance of common stock in exchange for shares in Electric Power Technology Limited. This would appear to invoke the principles contained in Note A of Schedule 14A and therefore require you to provide the disclosure contained in Item 14 of Schedule 14A as it relates to the acquisition of the equity interest in Electric Power Technology. Please advise or revise to provide all of the information required by Item 14 of Schedule 14A.

Response

In response to the comment, we have included the disclosure and provided information required by Item 14 of Schedule A. Please refer to the such disclosure on (i) page 12 to page 19, and (ii) F-1 to F-138. We also made certain updates in the Amendment No. 1 as we deem necessary.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call contact undersigned at christopher.nicoll@aiev.ai or Elizabeth Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (tel:212-326-0199).

Sincerely,

/s/ Christopher Nicoll
Christopher Nicoll
Chief Executive Officer